SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[_X_] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006

or

[___] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _____________ to ___________

Commission File Number: 0-27384

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Corp of the West

401 (k) Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL CORP OF THE WEST
(Exact name of registrant as specified in its charter)

550 West Main, Merced, CA 95340 (Address of principal executive offices)

Registrant’s telephone number, including area code:    (209) 725-2200

Former name, former address and former fiscal year, if changed since last report: Not applicable

CAPITAL CORP OF THE WEST
401(K) PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2006 AND 2005

TABLE OF CONTENTS

Page
Consent of Independent Registered Public Accounting Firm	1
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplementary Information:
Schedule H, Line 4i, Part IV- Form 5500 2005 Schedule of Assets (Held at End of Year)	11

July 27, 2007

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Capital Corp of the West, Inc. on Form S-8 of our report dated July 18, 2007, with respect to the financial statements and schedules of the Capital Corp of the West, Inc. Stock Bonus Employee Stock Ownership Plan and 401(k) Plan included in the annual report for the plan for the plan years ended December 31, 2006 and 2005, as filed on Form 11-K with Securities and Exchange Commission.  We also consent to the use of our name on our report, dated July 11, 2008, with respect to the financial statements and schedules of the Capital Corp of the West, Inc. Stock Bonus Employee Stock Ownership Plan and 401(k) Plan for the years ended December 31, 2006 and 2005, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.

/s/ Cassabon & Associates, LLP

Cassabon & Associates, LLP
Certified Public Accountants
Fresno, California

Report of Independent Registered Public Accounting Firm

To the Trustees of
Capital Corp of the West
401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Capital Corp of the West 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Capital Corp of the West 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental information included in Schedule H - Financial Information (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cassabon & Associates, LLP

Fresno, California
July 18, 2007

CAPITAL CORP OF THE WEST
401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS

Cash and cash equivalents	$362,944	$214,420

Investments, at fair value:
Shares of registered investment companies:
First Trust Corporation funds	5,391,293	3,879,839
Unitized trust fund	259,011	8,668,055
Participant notes receivable	216,914	198,508

Total investments	5,867,218	12,746,402

Receivables:

Employer's contribution	67,543	54,485
Employee's receivables	583	-
Other receivables	5,265,337	-

Total receivables	5,333,463	54,485

NET ASSETS AVAILABLE FOR BENEFITS	$11,563,625	$13,015,307

The accompanying notes are an integral part of these financial statements.

CAPITAL CORP OF THE WEST
401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006

ADDITIONS TO NET ASSETS

Investment income:

Net realized gain and unrealized appreciation in fair value of investments	$304,070
Dividends and interest	295,288

Net investment income	599,358

Contributions:

Participants	1,532,181
Rollovers	160,071
Employer	294,008

Net contribution income	1,986,260

Total additions	2,585,618

DEDUCTIONS FROM NET ASSETS

Benefits paid to participants	1,133,861
Administrative expenses	90,874
Transfers	2,812,565

Total deductions	4,037,300

NET INCREASE/(DECREASE)	(1,451,682)

NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005	13,015,307
December 31, 2006	$11,563,625

The accompanying notes are an integral part of these financial statements.

CAPITAL CORP OF THE WEST
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan:

The following description of Capital Corp of the West 401(k) Plan (Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:
The Plan is a defined contribution plan. Every Employee of Capital Corp of the West (the Company) is eligible to participate on the first day of the plan year quarter coinciding with or next following the date on which he has completed three months of service for participation and has reached age 21.  The Plan was established January 1, 1992.  The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Contributions:
Participants may contribute any percentage that allows the participant to reach the section 401(k) pre-tax contribution limit.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  These salary reduction contributions are fully vested at all times.  Participants direct the investment of their contributions into various investment options offered by the Plan.  As of December 31, 2006, the Plan offers twenty equity funds and Capital Corp of the West Common Stock Unitized Trust Fund.  The Company may make a matching contribution.  The amount of the match, if any, will be determined by the Company each year.  Additional discretionary amounts may be contributed at the option of the company's board of directors.  The Company made discretionary contributions of $294,008 and $239,791 for the years ended December 31, 2006 and 2005, respectively.

Participant Accounts:
Participant accounts are maintained at fair market value.  Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and, (b) Plan earnings, and (c) forfeitures of terminated participant's non-vested accounts.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  A participant is 100% vested after three years of credited service.

CAPITAL CORP OF THE WEST
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Forfeitures:
Any participant who terminates employment before becoming 100% vested in his or her employer contributions accounts will forfeit the non-vested portion of his or her employer contributions when the account is distributed or, earlier, after a five-year break in service.  Forfeited amounts are allocated to the remaining participants.  However, upon reemployment, forfeited amounts may be restored to the accounts of the participants under the rules set out in the Plan’s forfeitures break in service rules.  The total amount to be allocated as of December 31, 2006 is $4,741.

Participant Notes Receivable:
Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loan transactions are treated as a transfer to (from) the Investment Fund from (to) the Participants Note Fund.  Loan terms range from 1-5 years, unless the loan is used for the purchase of a primary residence of the Participant, in which case the term of such loan shall be arrived at by mutual agreement between the Committee and the Participant.  All loans shall be secured by the borrower's vested account balance and shall be evidenced by the borrower's promissory note.  The loans will bear interest at a rate being charged for similar purpose loans by institutional lenders.  All loans have a definite repayment schedule with payments being no less than quarterly.

Payment of Benefits:
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments over a period of 10 years or less or an amount each year not to extend beyond the participant's life expectancy.

Administrative Expenses:
Administrative expenses are paid directly by the Plan.

Termination of Plan:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their accounts, and would be entitled to receive the entire amount of their account.

CAPITAL CORP OF THE WEST
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Accounting Policies:

Basis of Financial Statements:
The accompanying financial statements of the Plan are prepared using the accrual method of accounting.

Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Income:
Interest income from investments is recorded as earned on an accrual basis.  Dividend income is recorded on the ex-dividend date.

Investments:
Investments in the Capital Corp of the West Stock Unitized Trust Fund are valued based on the current market value of the underlying assets of the fund.  These investments include cash equivalents as well as shares of the common stock of Capital Corp of the West which, along with investments in registered investment companies, are valued at their last reported sales price on the last business day of the Plan year.  Participant notes receivable are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.

Contributions:
Participant contributions are recorded on a bi-weekly basis as they are withheld from the participant’s wages.

Distributions to Participants:
Distributions to participants are recorded when paid by the Plan.

Expenses:
Administrative expenses are recorded as paid for by the Plan.

CAPITAL CORP OF THE WEST
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
Note 3 – Investment Programs:

The funds listed below were the investment options for salary reduction contributions and employer matching contributions as of December 31, 2006.  Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution.  The assets that comprise these funds may be invested in registered investment companies or the common stock of the Company.

First Trust Corporation Funds:

DFA U.S. Small Cap Value Portfolio Fund	Growth Fund of America Class R-4
Dodge & Cox Income Fund	John Hancock Classic Calue Fund Class I
Fidelity Mid Cap Stock Fund	Julius Baer International Equity A
Fidelity Short Term Bond Fund Retail Class	Loomis Sayles Bond Fund Retail Class
Fidelity Value FD	Oakmark International Fd
Fiserv Trust Institutional Money Market	Oppenheimer Capital Appreciation Fund Class N
Fiserv Trust Money Market Account	Portfolio Accounting Svc CCOW Unitized Stk
Frank Russell Conserv Strategy Cl S	Royce Fund Premier Ser
Frank Russell Lifepoints Balanced Strategy Cl S	TCW Galileo Value Opportunities Class I
Frank Russell Lifepoint Eqty Agg Strategy Cl S	Vanguard 500 Index Fund - Admiral Shares
Frank Russell Lifepoints Growth Strategy Cl S	Vanguard Explorer Fund
Frank Russell Lifepoints Moderate Strategy Cl S

Participants may change their investment options.

The following presents the investments that represent 5% or more of the Plan’s assets as of December 31 2006:

2006

Fiserv Trust Institutional Money Market	$361,603
Growth Fund of America	759,153
John Hancock Classic Value Fund	461,643
Julius Baer International Equity	425,070
Loomis Sayles Bond Fund	302,194
Oppenheimer Capital Appreciation Fund	338,722
Royce Fund Premier Ser	412,818
Vanguard 500 Index Fund	645,729

$1,582,399

During December 31, 2006, the Plan’s investments (including reinvested dividends, gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $304,070 as follows:

2006

Registered investment companies	$304,657
Common Stock	(587)
$304,070

CAPITAL CORP OF THE WEST
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 - Information Prepared By and Certified By Trustee

The following information included in the accompanying financial statements and supplemental schedules was obtained from data that has been prepared and certified to as complete and accurate by First Trust Corporation (trustee) as of December 31, 2006.

2006
Investments, at fair value:
Registered investment companies	$5,391,293
Capital Corp of the West unitized stock fund	259,011
Investment income
Net appreciation (depreciation) in fair value of investments	304,070
Dividend and interest income	295,288

Note 5 – Tax Status

The Plan obtained its latest determination letter on February 10, 2005, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The plan has been amended since receiving the determination letter.  However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

CAPITAL CORP OF THE WEST
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 6 – Party-In-Interest Transactions

Plan investments are funds managed by First Trust Corporation.  First Trust Corporation is the trustee of the Plan and therefore, these transactions qualify as a party in interest.

The Capital Corp of the West Stock Unitized Trust Fund holds 340,493 shares of Capital Corp of the West common stock as of December 31, 2006 and therefore, qualifies as a party-in-interest.

Participants have loans from their fund accounts outstanding in the amount of $216,914 as of December 31, 2006.

Note 7 – Transfers

401(k) Plan employer matching contributions of $8,119,184 were transferred to the sponsor’s ESOP in order to shelter holdings of company stock and to diversify employee retirement accounts.  The Pension Protection Act of 2006 provides that participants will have the opportunity to diversify employer matching contributions in the 401(k) Plan for subsequent years.  However, $5,265,337 in Capital Corp of the West Unitized cash and stock were erroneously transferred to the Employee Stock Ownership Plan account when they should have been retained in the 401(k) account.  The error was not corrected by year end and a payable account was established between the plans.

Note 8 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the form 5500.

Net assets available for benefits per the financial statements	$11,563,625
Valuation adjustment for ESOP receivable	10,584

Net assets available for benefits per the Form 5500	$11,574,209

Note 9 – Subsequent Events

Effective March 26, 2007, the Capital Corp of the West 401(k) plan assets were transferred from the Fiserv Trust Company to the Principal Financial Group when the company changed plan trustees.

SUPPLEMENTARY INFORMATION

CAPITAL CORP OF THE WEST
401(K) PLAN
(EIN 77-0405791; PN 003)
SUPPLEMENTAL SCHEDULE ACCOMPANYING THE FORM 5500
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

	(b) Identity of Issue, Borrower,
	Lessor, or Similar Party		(e)
	(c) Description of Investment, including maturity	(d)	Current
(a)	date, rate of interest, collateral, par or maturity value	Cost	Value

	First Trust Corporation:
	DFA U.S. Small Cap Value Portfolio Fund, 8,841 shares	$268,331	$261,161
	Dodge & Cox Income Fund, 7,804 shares	97,815	98,093
	Fidelity Mid Cap Stock Fund, 9,540 shares	261,010	278,006
	Fidelity Short Term Bond Fund Retail Class, 13,811 shares	122,310	122,504
	Fidelity Value FD, 3,512 shares	285,786	283,106
	Fiserv Trust Institutional Money Market	361,603	361,603
	Fiserv Trust Money Market Account	1,342	1,341
	Frank Russell Conserv Strategy Cl S, 6,647 shares	71,567	71,650
	Frank Russell Lifepoints Balanced Strategy Cl S, 10,757shares	124,933	130,378
	Frank Russell Lifepoint Eqty Agg Strategy Cl S, 5,126 shares	59,181	63,710
	Frank Russell Lifepoints Growth Strategy Cl S, 11,575 shares	134,913	143,998
	Frank Russell Lifepoints Moderate Strategy Cl S, 16,334 shares	180,411	186,865
	Growth Fund of America Class R-4, 23,240 shares	730,631	759,153
	John Hancock Classic Value Fund Class I, 16,648 Shares	436,696	461,643
	Julius Baer International Equity A, 10,066 shares	391,889	425,070
	Loomis Sayles Bond Fund Retail Class, 21,207 shares	291,379	302,194
	Oakmark International Fd, 9,042 shares	218,013	230,110
	Oppenheimer Capital Appreciation Fund Class N, 7,454 shares	316,199	338,722
	Portfolio Accounting Svc CCOW Unitized Stk, 15,929 shares	260,537	259,011
	Royce Fund Premier Ser, 23,376 shares	402,921	412,818
	TCW Galileo Value Opportunities Class I, 3,650 shares	83,257	82,572
	Vanguard 500 Index Fund - Admiral Shares, 4,945 shares	598,147	645,729
	Vanguard Explorer Fund, 1,256 shares	96,972	93,811
*	Loans to participants - 30 loans with interest rates of 6.25%
	to 10.50%	-	216,914

	Total assets held for investment purposes at end of year	$5,795,843	$6,230,162

* A party-in-interest as defined by ERISA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Capital Corp of the West 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Capital Corp of the West

401(k) and Employee Stock Ownership Plan

Date: December 17, 2007	By /s/ David Heaberlin
David Heaberlin
Chief Financial Officer